Report to Shareholders

On behalf of the Management and Board of Directors, it is with pleasure that we report to you on another very successful year for B2Gold in 2011. During the year we continued increasing the profitability of our gold mines and made great strides in continuing our growth as a gold producer through successful acquisitions, exploration and development. Our strong operational performance at the mines, combined with the gold price, and our lack of debt and hedging allowed us to generate record cash from mining operations in 2011 and finish the year in a strong cash position. Based on our success in 2011 we remain well positioned to dramatically increase our annual gold production from existing projects over the next few years, continue our focused exploration programs, pursue additional accretive acquisitions, while maintaining a strong cash position, with growing cash from mining operations.

The highlights for 2011 (as detailed in the Management’s Discussion and Analysis in our financial reporting) include: record results for gold production, revenue, cash from mining operations, and adjusted net earnings; the continued advancement of our development projects; significant success on exploration projects; and the acquisition of the Otjikoto gold property in Namibia.

Operations

For 2011 B2Gold reported total gold production from La Libertad and Limon mines in Nicaragua of 144,604 ounces of gold at an operating cost of $527 per ounce and a total cash cost of $612 per ounce. This generated record revenue of $225.4 million and cash from mining operations of $137.2 million. Record adjusted net earnings for 2011 were $80.5 million or $0.24 per share.

Our highly experienced operations team has excelled in 2011, with outstanding performance at the Libertad and Limon mines, excellent work on feasibility and development projects, and playing a critical role in the evaluation of acquisition targets.

La Libertad Mine

La Libertad Mine performed very well in 2011, generating gold revenue of $154.8 million from the sale of 98,797 ounces at an average price of $1,566 per ounce. Total gold production was 99,567 ounces at an operating cash cost of $460 per ounce and total cash cost of $541 per ounce. Higher production for the year was mainly due to higher gold recoveries and mill head grades.

In 2012 the Company is projecting production from La Libertad of between 102,000 and 110,000 ounces of gold with operating cash costs of between $550 to $575 per ounce.

In 2012 the Company enjoyed continued exploration success on the Jabali zones 12 km east of La Libertad mill on La Libertad property. Our exploration team has now outlined large new resources on the Jabali zones with significantly higher gold grade than is currently being mined and processed at La Libertad.

The new mineral resource for the Jabali Antenna and Central zones is reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 grams per tonne gold. As a result, the in pit indicated mineral resource is 4.19 million tonnes at a grade of 3.39 grams per tonne gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 grams per tonne gold containing 186,610 ounces gold. The current average grade being processed at La Libertad mill is 1.72 grams per tonne.

The discovery of the higher grade Jabali zones is a great example of the value that effective exploration can create. These higher grade zones located a short truck haul from La Libertad mill will allow us to increase the grade of the mill feed thereby providing significantly more gold annually from the same tonnage of ore. With the commencement of mining at Jabali in late 2012, subject to a final mine plan and permit, we are projecting La Libertad annual gold production to increase to 135,000 ounces in 2013 and to 150,000 ounces per year commencing in 2014

The Jabali zones remain open to the east and west and further drilling is underway on these and other targets on the La Libertad property.

Limon Mine, Nicaragua

In 2011, the Limon Mine accomplished its best year of gold production since 2004. The mine produced 45,037 ounces of gold from ore extracted from both open pits and underground with cash operating costs averaging $678 per ounce. The improved production from the mine was due to operational improvements.

The Limon Mine is projected to produce approximately 48,000 to 50,000 ounces of gold in 2012, an increase from 2011 production of 45,037 ounces of gold. Operating cash costs for 2012 are projected at approximately $700 to $725 per ounce of gold.

Exploration continues at El Limon with two drill rigs exploring both near surface and underground targets with the goal of increasing the five year mine life and testing higher grade targets.

Health, Safety, Environmental and Corporate Social Responsibility

In 2011 B2Gold continued our strong commitment to maintain our high standards of health, safety, environment and corporate social responsibilities. We continue to invest in the communities where we operate with more than $4 million spent on social programs at La Libertad and the Limon communities in 2011. These monies were focused on issues related to public health, education, and development of small business.

B2Gold manages social responsibilities in the communities where we work through establishment of transparent foundations that include stakeholder participation as a key to developing sustainable projects. Our foundations focus on public health and welfare, education, development of small to medium enterprises and critical areas identified by key members of the local communities.

Development Projects

Otjikoto Project, Namibia

Late in 2011, the Company completed the acquisition of a 92% interest in the Otjikoto project in Namibia, by completing a business combination with Auryx Gold whereby we acquired all of their shares in exchange for B2Gold shares.

The Otjikoto gold project is located 300 km north of Namibia’s capital city of Windhoek. The project benefits significantly from Namibia’s history of mining and well established infrastructure. Located in the western part of southern Africa, Namibia is one of the continent’s most politically and socially stable jurisdictions with a government committed to the development of the mining industry.

B2Gold is conducting an aggressive 2012 exploration, feasibility and development program of $43.5 million to further drill test the exploration potential of the property, complete a feasibility study in the fourth quarter of 2012 and concurrently commence planning for mine construction at the Otjikoto gold project. Based on current projections the Otjikoto gold mine would commence production in late 2014.

From the successful exploration programs completed by Auryx Gold and their Preliminary Economic Analysis, the Otjikoto mine has the potential to be built as an open pit gold mine capable of producing approximately 100,000 ounces of gold annually with a potential ten year mine life. Our exploration team believes there is also the significant potential to increase current gold resources on the property. We view this as a highly accretive acquisition based on the resources outlined on the project to date.

Gramalote Property, Colombia (B2Gold 49% / AngloGold Ashanti 51%)

An aggressive drilling and prefeasibility program continued in 2011 on the Gramalote Project in Colombia with joint venture partner and project manager AngloGold Ashanti with expenditures totaling $37.6 million funded on a pro rata basis.

Highlights from the 2011 and 2012 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource.

In April 2012 we announced new resource estimates that significantly increased the size of the Gramalote resources. The companies are funding an exploration, feasibility and development budget totaling $36.9 million for 2012 on a pro rata basis. A prefeasibility study is scheduled to be completed in June 2012 and a final feasibility study is planned for the fourth quarter of 2013.

We believe the Gramalote project has the potential to become a large scale open pit gold mine producing between 300,000 and 400,000 ounces per year, commencing in 2016.

Other Exploration

In addition to the exploration programs mentioned above, the Company conducted significant exploration programs on the Calibre Mining and Radius Gold joint venture properties in Nicaragua and the Cebollati property in Uruguay in 2011. Further exploration is ongoing in 2012.

B2Gold benefits from a highly experienced and successful exploration team. They continue to succeed in exploration around our mines and generate and explore numerous high quality exploration projects. The Company will continue to fund and support exploration based on the teams proven track record and our strategic belief that exploration success can lead to dramatic growth.

Outlook

In 2012 we will continue to optimize gold production at the two mines, advance the development of the Jabali, Otjikoto and Gramalote development projects, further explore around the mines and our other numerous exploration projects, and pursue accretive acquisitions.

We are projecting another record year for gold production in 2012, with consolidated production from the Libertad and Limon Mines in Nicaragua estimated to total approximately 150,000 to 160,000 ounces of gold at a cash operating cost of approximately $590 to $625 per ounce. The mines are projecting a total of approximately $140 million in cash from operations based on a gold price of $1,550 per ounce. Average operating cash costs have been budgeted to be approximately 10% higher in 2012 compared to 2011 mainly due to a short term higher strip ratio at La Libertad and higher consumables and power costs.

Cash operating costs are expected to improve and production to increase in 2013 over 2012 due to the processing of higher grade ore from the Jabali deposit through the La Libertad mill. Based on current assumptions, the Company is projecting gold production to increase to approximately 185,000 ounces in 2013 and 200,000 ounces in 2014 (subject to final permitting and mine planning of the Jabali deposits). The successful development of the Otjikoto and Gramalote properties could increase our gold production to over 450,000 ounces. Based on our current assumptions and an average gold price of $1,550 per ounce, we are projecting cash from mining operations of approximately $170 million in 2013 and $200 million in 2014.

In conclusion, in 2011 B2Gold continued to benefit from the efforts of a remarkable executive and management team. Our strengths and experience in all aspects of exploration, construction, mining, financing, and acquisitions continue to yield impressive results.

Given our proven technical team, strong operational and financial performance, and high quality development projects, B2Gold is well positioned to continue our growth as an intermediate gold producer from existing projects. Based on current assumptions the Company is projecting gold production to grow to over 450,000 ounces per year by 2016 from the development of existing projects. This would result in a significant growth in cash from mining operations. Based on our current projections, with our strong cash position and impressive projected cash from mining operations, we can continue to fund all of our planned development, exploration and capital expenditures in 2012, and end the year in a strong financial position. In addition, the Company will continue our successful strategy of growth through accretive acquisitions and exploration success.

2011 was a year of great progress for B2Gold. We would like to thank all of our over 2,000 employees for their commitment and dedication to B2Gold, our directors for their insights and our shareholders for their support. We look forward to continued success in 2012 and beyond.

Sincerely,

B2GOLD CORP.

“Robert Cross”	“Clive Johnson”
Robert Cross	Clive Johnson
Chairman	President & CEO